Exhibit 4.22

12 August 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Diageo plc and, under the date of July 30, 2013, we reported on the consolidated financial statements of Diageo plc as of and for the years ended June 30, 2013, 2012 and 2011, and the effectiveness of internal control over financial reporting as of June 30, 2013. On September 19, 2013, at Diageo plc’s annual general meeting, we declined to stand for re-election. We have read Diageo plc’s statements included under Item 16.F of its Form 20-F to be filed on August 12, 2014, and we agree with such statements.

Very truly yours,

/s/ KPMG Audit Plc